FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 22, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 22, 2004                                   By: VICTORIA LLEWELLYN
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17th May 2004 it purchased 500,000 of its Ordinary Shares of 25 pence each ("Shares") on 20 December 2004 at a price of 1185.36 pence per Share.

The Company intends to hold these Shares in treasury.

Following the purchase of these Shares, the Company holds 69,448,000 of its shares in treasury and has 5,867,993,481 Shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                       Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                            Abacus  (GSK)  Trustees  Limited,  as trustee of the
02 November 2004            GlaxoSmithKline  Employee Trust,  ("the GSK Trust"),
                            transferred 3,263 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.


The Company was advised of these transactions on 20 December 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

20 December 2004

                              Directors' Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned directors:


Sir Christopher Hogg acquired a beneficial interest in 31 Ordinary Shares purchased under a Personal Equity Plan on 20 December 2004 at (pound)11.87.

Mr J D Coombe acquired a beneficial interest in 9 Ordinary Shares purchased under a Personal Equity Plan on 20 December 2004 at (pound)11.87.

Mrs G A Coombe (wife of Mr J D Coombe) acquired a beneficial interest in 6 Ordinary Shares purchased under a Personal Equity Plan on 20 December 2004 at (pound)11.87.

Sir Peter Job acquired a beneficial interest in 1 Ordinary Share purchased under a Personal Equity Plan on 20 December 2004 at (pound)11.87.


The Directors and the Company were advised of these transactions on 21 December 2004.



S M Bicknell
Company Secretary

22 December 2004

                            Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

20 December 2004            Abacus  (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline  Employee Trust,  ("the GSK Trust"),
                            transferred  18,324  Ordinary  Shares in the Company
                            to participants in the SmithKline  Beecham  Employee
                            Share  Option  Plan  1991,  and  transferred  11,024
                            Ordinary Shares in the Company to participants in the GSK Performance Share Plan.


The Company was advised of these transactions on 21 December 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

21 December 2004

                               Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 20 December 2004, that as a result of a movement in the fund on 17 December 2004, the number of Ordinary Share ADRs held by the fund had changed from 18,660,462 to 18,699,989 at an average price of $46.76


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

21 December 2004

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17th May 2004 it purchased 500,000 of its Ordinary Shares of 25 pence each ("Shares") on 21 December 2004 at a price of 1180.37 pence per Share.

The Company intends to hold these Shares in treasury.

Following the purchase of these Shares, the Company holds 69,948,000 of its shares in treasury and has 5,867,561,608 Shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                               Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

21 December 2004            Abacus  (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 7,428 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.


The Company was advised of these transactions on 22 December 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

22 December 2004